October 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re: Stratex Oil & Gas Holdings, Inc. (the "Company")
Registration Statement on Form S-4
File No. 333-198384

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. on October 24, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the cooperation of the staff in accommodating our request and thank the staff for its handling of this filing. Please contact Brian North at your earliest convenience at (215) 665-3828 as promptly as practicable upon declaration of effectiveness.

Very truly yours,

/s/ Matthew S. Cohen

Executive Vice President and General Counsel